I, William Overhulser certify that:

(1) the financial statements of perceptre inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of perceptre inc. included in this Form reflects accurately the information reported on the tax return for perceptre inc. filed for the fiscal year ended December

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William Overhulser
President

July 18, 2017

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.